Exhibit 4.50

On August 12, 2020, the Registrant, through a subsidiary, entered into an equity transfer and capital increase agreement (this “Agreement”) in Chinese with Kuayue-Express Group Co., LTD. and other parties named thereto. Set forth below is an English summary of this Agreement. The conditions precedent to the closing of the transactions contemplated under this Agreement were met in August 2020 and the transactions contemplated under this Agreement were closed in August 2020.

1.	Parties to the Kuayue Agreement

This Agreement is made and entered into by the following parties on August 12, 2020:

(1)

Kuayue-Express Group Co., Ltd., a limited liability company incorporated under the laws of the PRC, domiciled at 1-8/F, Tower A, Lufthansa Park, Shenzhen Airport Terminal Quad, Hourui Community, Hangcheng Street, Bao’an District, Shenzhen (“Target Company” or “Company”);

(2)	Hu Haijian, a natural person of Chinese nationality;

(3)	Xu Lifeng, a natural person of Chinese nationality (the “Founder”, individually or collectively with Hu Haijian);

(4)

Lishui Haihuanmin Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, domiciled at Room 501-23, 5/F, No. 82, Huiming Road, Hongxing Street, Jingning She Autonomous County, Lishui, Zhejiang (“Lishui Haihuanmin”);

(5)

Shanghai Hailu Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, domiciled at No. 311, Nanqiao Road, Nanqiao Town, Fengxian District, Shanghai (“Shanghai Hailu”, the “Founder Shareholding Platform” individually or collectively with Lishui Haihuanmin; the Founder and Founder Shareholding Platform are referred to as the “Founding Shareholder” individually or collectively);

(6)

Ningbo Hairui Innovation Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, domiciled at Room 110-40, Bldg. 39, No. 128, Yongfeng Road, Daxie Development Zone, Ningbo, Zhejiang (“Ningbo Hairui”);

(7)

Ningbo Kuahang Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, domiciled at Room 109-58, Bldg. 39, No. 128, Yongfeng Road, Daxie Development Zone, Ningbo, Zhejiang (“Ningbo Kuahang”);

(8)

Ningbo Qiaohao Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, domiciled at Room 110-41, Bldg. 39, No. 128, Yongfeng Road, Daxie Development Zone, Ningbo, Zhejiang (“Ningbo Qiaohao”, the “Employee Shareholding Platform” individually or collectively with Ningbo Hairui and Ningbo Kuahang; the Employee Shareholding Platform and Founding Shareholder are referred to as the “Management Shareholder” individually or collectively);

(9)

Ningbo Sequoia Xinsheng Equity Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, domiciled at G0249, Area B, Room 401, Bldg. 1, No. 88, Meishan Qixing Road, Beilun District, Ningbo, Zhejiang (“Sequoia”);

(10)

Ningbo Puyue Enterprise Management Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, domiciled at Room 104-14, Bldg. 39, No. 128, Yongfeng Road, Daxie Development Zone, Ningbo, Zhejiang (a pilot area of domicile declaration commitment system) (“GLP”);

(11)

Suzhou Eastern Bell V Equity Investment Fund Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, domiciled at Room 207, Bldg. 14, Dongsha Lake Equity Investment Center, No. 183 Suhong Road East, Suzhou Industrial Park (“Eastern Bell V”);

(12)

Suzhou Eastern Bell Zhanlan Equity Investment Fund Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, domiciled at Room 207, Bldg. 14, Dongsha Lake Equity Investment Center, No. 183 Suhong Road East, Suzhou Industrial Park (“Eastern Bell Zhanlan”);

(13)

Tianyuan Aowei Equity Investment Partnership (Limited Partnership) in Ningbo Meishan Bonded Port Area, a limited partnership incorporated under the laws of the PRC, domiciled at E0226, Area A, Room 401, Bldg. 1, No. 88, Meishan Qixing Road, Beilun District, Ningbo, Zhejiang (“Tianyuan Aowei”, the “Series A Investor” individually or collectively with Sequoia, GLP, Eastern Bell V and Eastern Bell Zhanlan; the Series A Investor, Lishui Haihuanmin and Ningbo Hairui are referred to as the “Transferor” individually or collectively; the Series A Investor and Management Shareholder are referred to as the “Existing Shareholder” individually or collectively);

(14)

Suqian Jingdong Bohai Enterprise Management Co., Ltd., a limited liability company incorporated under the laws of the PRC, domiciled at Room 305, Hengtong Building, No. 19, Hongzehu Road East, Suyu District, Suqian (the “Investor”).

The parties to this Agreement are hereinafter referred to individually as a “Party” and collectively as the “Parties”

2.	The Transaction

(1)

As of the date of this Agreement, the registered capital of the Target Company is RMB FIVE HUNDRED AND SIXTY-SIX MILLION EIGHT HUNDRED AND FOUR THOUSAND ONE HUNDRED AND THIRTY-NINE ONLY (RMB 566,804,139.00), and the Existing Shareholders collectively hold 100% of the equity in the Target Company; and

(2)

The Transferor wishes to transfer to the Investor, and the Investor wishes to assign from the Transferor, 47.62% of the equity of the Target Company (corresponding to the registered capital of RMB 269,906,732.86) held by the Transferor prior to the Closing of this Transaction (as defined below); meantime, subject to the terms and conditions hereunder, the Investor wishes to subscribe to the Company and the Company agrees to subscribe to the Investor for 14.29% of the Company’s equity (corresponding to the registered capital of RMB 94,467,356.50) upon the Closing of this Transaction. Upon completion of this Transaction, the Investor intends to hold a total of 55.10% of the equity (corresponding to the registered capital of RMB 364,374,089.36).

(3)

The Parties agree that the Investor shall assign from the Transferor a total of 47.62% of the equity of the Target Company (corresponding to the registered capital of RMB 269,906,732.86) and all rights and interests attached thereto (the “Target Old Shares”) for the consideration of RMB 1.85 billion (the “Equity Transfer Price”, such transaction is hereinafter referred to as “this Transfer of Old Shares”). The Target Old Shares transferred by the Transferor shall not carry any encumbrances, options or other third party rights and claims of any nature. The Transferor undertakes to report and pay the income tax and other taxes (“Tax Payable”) related to this Transfer of Old Shares to the relevant tax authorities in accordance with the applicable laws.

(4)

The Parties have, in this Transfer of Old Shares, agreed that the Investor subscribes for the increased registered capital of RMB 94,467,356.50 at the consideration of RMB 1 billion (the “Capital Increase Price”), corresponding to a total of 14.29% of the Company’s equity on a fully diluted basis (i.e., any Existing Shareholder or any other party has exercised its options, convertible creditor’s rights or other rights convertible into shares of the Company) after the Closing of this Transaction (“Target New Shares”, the “Target Equity” collectively with the Target Old Shares; This Transaction is hereinafter referred to as ‘this Capital Increase’. This Capital Increase and this transfer of old shares are collectively referred to as ‘this Transaction’). The target new shares shall not carry any encumbrances, options or other third party rights and claims of any nature. In the capital increase price, RMB 94,467,356.50 shall be subscribed as the increased registered capital of the Company, and RMB 905,532,643.50 shall be subscribed as the premium and included in the capital reserve.

(5)

Existing Shareholders of the Company hereby agree with this Transaction, and hereby waive any preemptive right, right of first refusal, anti-dilution right or similar rights for this Transaction under the applicable law and the applicable Articles of Association, Shareholders’ Agreement and other relevant documents of the Target Company.

(6)

When the conditions precedent to closing are fully satisfied or exempted in written by the Investee, the Investor shall pay the equity transfer price for Series A Investor to Series A Investor in accordance with the following time and arrangement:

(i)

The Investor shall pay the equity transfer price of Series A Investor on the Closing Date to Series A Investor in the bank account stipulated under the Notice of Payment. Each Series A Investor shall provide the bank account information to the Investor in the form of Notice of Payment at least 10 working days prior to the Closing Date.

(7)

When the conditions precedent to closing are fully satisfied or exempted in written by the Investee, the Investor shall pay the equity transfer price for Lishui Haihuanmin and Ningbo Hairui in accordance with the following time and arrangement:

(i)

The Investor shall pay the equity transfer price of RMB 653,600,000 to Lishui Haihuanmin in the bank account stipulated under the Notice of Payment on the Closing Date. Lishui Haihuanmin shall provide the bank account information to the Investor in the form of Notice of Payment at least 10 working days prior to the Closing Date.

(ii)

The Investor shall pay the equity transfer price of RMB 18,200,000.00 to Ningbo Hairui in the bank account stipulated under the Notice of Payment on the Closing Date. Ningbo Hairui shall provide the bank account information to the Investor in the form of Notice of Payment at least 10 working days prior to the Closing Date.

(iii)

Within one (1) working day after the completion of registration of equity pledge under the Equity Pledge Agreement (defined as below) and payment of shareholder loan, the Investor shall pay the equity transfer price of RMB 300,000,000 to Lishui Haihuanmin in the bank account stipulated under the Notice of Payment.

(8)

When the conditions precedent to closing are fully satisfied or exempted in written by the Investee, the Investor shall pay the Capital Increase Price of RMB 1,000,000,000 to the Target Company on the Closing Date. The Target Company shall provide the bank account information to the Investor in the form of Notice of Payment at least 10 working days prior to the Closing Date.

(9)

Full and timely payment of equity transfer price and Capital Increase Price by the Investor as per the Agreement shall be deemed as that the obligation of the Investor under this Agreement has been fulfilled. For the avoidance of doubt, the target equity and all rights and obligation thereunder shall be transferred to the Investor since the Closing Date.

(10)

All parties hereby acknowledge and agree that, (A) any other profits, income, bonuses and dividends generated by the Target Company from the balance sheet date to the Closing Date and past profits, income, bonuses and dividends of the Target Company not distributed on the date of signing of this Agreement have been considered in the equity transfer price and Capital Increase Price, and (B) the Target Company shall not distribute such profits, income, bonuses and dividends prior to the Closing Date, and all the shareholders of the Target Company after the completion of this transaction shall share such profits, income, bonuses and dividends in accordance with the profit distribution plan approved by the Board of Shareholders of the Company following the Closing Date. For the avoidance of doubt, the Target Company may use the capital of the Target Company from the balance sheet date to the Closing Date in accordance with the provisions of this Agreement.

3.	Conditions Precedent to Closing for this Transaction

The Investor is obliged to pay the equity transfer price and capital increase price on the Closing Date only when customary conditions precedent to closing (“Investor’s Conditions Precedent to Closing”) are met or waived by the Investee on or prior to the Closing Date. All the conditions precedent have been met.

4.	Closing and Payment of This Transaction

The closing of this Transaction occurred in August 2020.

5.	Representations and Warranties

Each of the Transferor, the Guarantors and the Investor have made customary representations and warranties and confirm that the representations and warranties they make are true, accurate, complete in all respects and not misleading on the date of signing of this Agreement and on the Closing Date, and the other parties can rely on the representations and warranties they make.

6.	Undertakings

(1)	Notice of Event of Default

The Guarantor or the Transferor shall timely, accurately and completely disclose to the Investor any event, circumstance, fact and circumstance that are occurred before the Closing Date and may result in a material adverse change in the Group Company, or may cause the Guarantor or the Transferor to breach any of the representations, warranties, undertakings and obligations of the Guarantor or the Transferor herein, or its effect may cause the representations, warranties, undertakings and other obligations of the Guarantor or the Transferor herein to be untrue or incorrect in any respect.

(2)	Exclusivity

From the date of this Agreement to the Closing Date or the date on which this Agreement is terminated, without the consent of the Investor, all Guarantors, the Company and Series A Investors shall not directly or indirectly (or through any third party), and shall ensure that its respective affiliate, Group Company and Existing Shareholder, and the Group Company and affiliate’s respective directors, supervisors, senior management, representatives and agents shall not directly or indirectly (or through any third party) (i) solicit, initiate, consider, encourage or accept any proposal or offer made by any person or any entity in respect of the following matters (i.e. matters referred to in (A), (B) and (C), collectively referred to as “Conflicting Transaction”): (A) acquire or purchase all or part of the equity of any Group Company, or acquire or purchase the material assets of any Group Company, (B) enter into any merger, consolidation or other business combination with any Group Company, (C) enter into capital restructuring, structural restructuring or any other business transaction (which is not necessary for the operation in a consistent manner with the past) with any Group Company, or (ii) participate in any discussion, conversation, negotiation or other communication with respect to the Conflicting Transaction, or provide any information related to the above matters to any other entity, or cooperate, assist, participate in or encourage any efforts or attempts of any other entity to conduct the Conflicting Transaction in any other way. The Guarantor, the Company and the Series A Investor shall immediately cease it (and shall cause the Group Company to cease it immediately) and shall cause the termination of all discussions, conversations, negotiations or other communications on any conflicting transactions initiated prior to the execution of this Agreement. The Guarantor, the Company and the Series A Investor shall promptly notify the Investor of any proposal, offer, inquiry or other contacts made by any entity with respect to conflicting transactions.

(3)	Investors’ Right to Know

The Parties agree that, in order to ensure the normal operation and smooth transition of the Group Company, the Investor may appoint representatives to understand and supervise the management and operation of the Group Company during the transition period. The Guarantor shall, and shall cause the Group Company to cooperate with and support the Investor’s representatives in understanding and supervising the management of the Group Company and to provide the Investor’s representative with documents and information relating to the operation and management of the Group Company, including but not limited to the monthly Financial Statement of the Group Company.

Notwithstanding other provisions to the contrary, the Group Company may refuse to provide the following information: (1) Name, contact details, address and other information that can directly identify or contact customers; (2) Personal information of all employees such as roster, contact details and detailed salary (but the name and ID Card No. of employees can be provided); (3) Specific information such as the quantity and price of each airline or special line (but the overall quantity and amount of goods can be provided); 4) The database permissions and accounts of the sword-casting system and related ERP software; (5) Any personal privacy of customers.

(4)	Full-time Services of Founders and Key Employees

Founders agree and promise that they should work full-time in the Group Company and devote all their working time and energy to the operation and management of the Group Company, and should try their best to develop the business and protect the interests of the Group Company. Without the prior written consent of the Investor, they may not, within five (5) years after the Closing Date, terminate the employment with the Group Company.

The Guarantor shall make reasonable commercial efforts to cause each key employee to work full-time in the Group Company and devote all their working time and energy to the operation and management of the Group Company within three (3) years after the Closing Date. The Guarantor shall also make reasonable commercial efforts to develop the business of the Group Company and protect the interests of the Target Company, and shall cause the Group Company not to voluntarily terminate employment with key employees for a period of three (3) years after the Closing Date (except with the prior written consent of the Investor).

(5)	Non-competition and Confidentiality Obligations of the Founding Shareholder

The Founding Shareholder hereby acknowledges and undertakes that during employment period of the founders, their spouse or their immediate family in the Group Company and within 5 years after the founders, their spouse or their immediate family becomes no longer employed as director or officer, without the prior written consent of the Investor, will not directly or indirectly (including but not limited to through its affiliates and respective directors, supervisors, senior management, representatives, agents, or any other third parties of its affiliates):

(i)

Compete with the main business of the Group Company, or engaging in any business operation competing with the main business of the Group Company as an investor, joint venture partner, technology licensor, technology licensee, principal, client, distributor, consultant or in any other capacity other than as a party to this Agreement;

(ii)	Solicit or entice the resignation from the Group Company, or attempt to solicit or entice the resignation of any person or entity as customers of the Group Company;

(iii)

Solicit or entice the resignation from the Group Company, or attempt to solicit or entice the resignation of any employees or any person employed by the Group Company as directors or in a managerial or technical capacity in the Group Company.

For the purpose of this Agreement, “Competition” means to engage in or be employed or have an interest in or other interests in any business undertaking (including those consistent with or similar to the main business of the Group Company) competing with the main business of the Group Company Engage (whether alone or with others (including their affiliates), whether as an investor, joint venture partner, technology licensor, technology licensee, client, agent, distributor, consultant or in any other capacity, and for their own benefits or for the benefit of others). For the avoidance of doubt, in the event of a future shift or adjustment in the Group Company’s business direction, the scope of the main business covered by the non-competition obligation of each Founding Shareholder shall also be adjusted accordingly to cover the scope of the main business of the Group Company as adjusted.

Each Guarantor hereby acknowledges and undertakes that, since the date of signing this Agreement, it will keep in strict confidence the confidential information obtained concerning the Target Company, and will not disclose any confidential information or allow any confidential information to be disclosed to any third party, and not disclose, copy or otherwise use any confidential information for any other purpose.

After the Closing Date, if the Board of Directors of the Company removes Mr. Hu Haijian from the position of General Manager without justifiable reasons, the above other provisions shall no longer apply; but if the Founding Shareholder directly or indirectly (including but not limited to through their affiliates and the respective directors, supervisors, senior management, representatives, agents, or any other third parties of their affiliate) performs the acts described above, the Founding Shareholder shall automatically be forfeited the right to appoint directors to the Company and to receive any information from the Company. The parties agree that they shall sign all necessary documents and take all necessary actions (including, but not limited to, amending the Shareholders’ Agreement and the Articles of Association), to ensure that the above mechanism can be successfully implemented.

(7)	Non-competition Obligations in Warehousing

The Guarantor and the Company hereby confirm and undertake that, after the Closing Date, without the prior written consent of the Investor, they shall not, directly or indirectly (including, but not limited to, through their affiliates (but the Investor is not included in such affiliates)), and shall procure the Group Companies, not to directly or indirectly (including, but not limited to, through their affiliates), engage in the warehousing business (including, but not limited to, directly conducting the warehousing business or participating in the warehousing business as an investor, joint venture, technology licensor, technology licensee, client, agent, distributor, consultant or in any other role).

7.	Liabilities for Breach of Contract and Compensation Commitment

(1)

The occurrence of any of the following constitutes an event of default under this Agreement (“Event of Default”): (x) a representation made by either party under this Agreement or the other transaction documents proves to be untrue, inaccurate, incomplete or misleading, (y) a breach by either party of its undertakings and warranties, or (z) any party fails to perform its obligations under this Agreement or the other transaction documents as agreed herein.

(2)

If either Guarantor occurs an Event of Default, or if the Guarantor’s default results in any claim or other assertion (excluding claims or assertions arising from the Investor’s own breach of its agreement with the third party) by a third party against the Investor Indemnified Party, the Guarantor shall jointly and severally compensate or indemnify and hold harmless the Investor Indemnified Party, in which case Guarantor shall jointly and severally compensate or indemnify the Investor Indemnified Party for any losses incurred in connection with this Transaction (including, for the avoidance of doubt, this transfer of old shares occurring between the Investor and each Transferor and this Capital Increase occurring between the Investor and the Target Company) as a result of such event of default. For the avoidance of doubt, if the default of any Guarantor also causes damage (including, but not limited to, causing a Group Company to pay any fees, expenses or bear any costs) to any Group Company, the parties agree that, in addition to any other means of proof, the Investor Indemnified Party shall be entitled (but not obliged) to calculate, at its option, the amount of its damages by applying the following formula: the amount required to restore the Group Company to the situation it would have been in had such Event of default not occurred (including the losses suffered and the fees and costs paid by the Group Company as a result of such breach) multiplied by the Investor’s shareholding in the Company at that time.

(3)

If either Series A Investor commits an Event of Default, or if the Series A Investor ‘s default results in any claim or other assertion by a third party against the Investor Indemnified Party, the Series A Investor shall jointly and severally compensate or indemnify and hold harmless the Investor Indemnified Party, in which case Series A Investor shall compensate or indemnify the Investor Indemnified Party for any losses incurred in connection with this transfer of old shares between such Series A Investors as a result of such event of default.

(4)

If either Investor occurs an Event of Default, or the Investor’s default results in any claim or other assertion by a third party against the Guarantor Indemnified Party or the Series A Investor Indemnified Party, the Investor shall compensate or indemnify and hold harmless the Guarantor Indemnified Party or the Series A Investor Indemnified Party, in which case Investor shall compensate or indemnify the Guarantor Indemnified Party or the Series A Investor Indemnified Party for any losses incurred in connection with this Transaction between Investors as a result of such event of default.

(5)

If, after the Closing Date, the following events cause damages to the Investor Indemnified Parties (whether such damages occur before or after the Closing Date) as a result of events occurring prior to the Closing or as a result of circumstances existing prior to the Closing, no matter what form such events are disclosed, the Guarantors shall jointly and severally compensate and hold harmless the Investor Indemnified Party for the damages (for the avoidance of doubt, this does not cover claims that have been closed or settled and payment completed and disclosed in writing to the Investor prior to the Closing (or, if a claim is severable into separate parts for closing or settlement and payment, those parts that have been closed or settled and payment completed and disclosed to the Investor are also not covered by this provision)):

(i)

The Group Company fails to obtain the courier service operation license in accordance with the requirements of applicable laws, or fails to engage in business in accordance with the requirements of applicable laws related to courier service, or is required to rectify by government agencies related to courier service;

(ii)

The Group Company fails to pay or fails to pay in full of the employees’ wages, overtime pay, social insurance premium and housing provident fund before the Closing Date (including but not limited to the Group Company paying back the relevant expenses before the Closing according to the requirements of the Competent Department after the Closing Date, and the Group Company voluntarily paying back the relevant expenses before the Closing to the Competent Department after the Closing Date), and / or other situations in violation of Chinese labor laws (including employees’ working time arrangement and failure to sign a written labor contract with all employees in accordance with the requirements of applicable laws) (including any fines and overdue fines arising therefrom). The labor outsourcing behavior of the Group Company before the Closing Date is recognized by the relevant government agencies as labor dispatch in the form of labor outsourcing, or the labor outsourcing behavior of the Group Company before the Closing Date does not meet the requirements of the applicable law on labor outsourcing;

(iii)

The Group Company fails to declare or pay (including withholding) taxes (including any fines and overdue fines arising therefrom) in accordance with applicable laws, or violates applicable laws related to taxes in any other respect. For any equity transfer in the history of the Group Company, the relevant seller fails to declare or pay taxes in accordance with applicable laws, including but not limited to the tax declaration and tax payment related to this transfer of old shares;

(iv)

The internal control system (including but not limited to operation and financial control) of the Group Company before the Closing Date is weak or does not comply with the provisions of applicable laws, including but not limited to the internal control system of the Group Company or the behavior of the Group Company’s employees in implementing the internal control system in violation of the provisions of applicable laws;

(v)	Any outstanding claim of the Group Company up to the Closing Date shall ultimately be borne by the Group Company; and

(vi)	The Guarantor or the Group Company violates any anti-corruption provisions of this Agreement.

8.	Effectiveness and Termination

(1)	This Agreement shall come into force upon the signature of the Parties.

(2)	This Agreement may be terminated by relevant parties in the following ways:

(i)

If the closing does not occur prior to the Long Stop Date, the Investor is entitled to terminate this Agreement after notifying the Target Company in writing, provided that the Transferor and Company’s Conditions Precedent to Closing have all been met;

(ii)

If the closing does not occur prior to the Long Stop Date, the Guarantor and Series A Investor are entitled to terminate this Agreement after notifying the Target Company in writing, provided that the investor’s conditions precedent to closing have all been met;

(iii)

If either of Guarantor and Series A Investor (as the Parties together) violates the material statement, guarantee, obligation or commitment contained herein, and such violation cannot be corrected or is not corrected within thirty (30) days after the Investor sends a written notice to the defaulting party, the Investor shall have the right to terminate this Agreement after notifying the defaulting party in writing;

(iv)

If the Investor violates the material statements, guarantees, obligations or commitments contained herein, and such violation cannot be corrected or is not corrected within thirty (30) days after the Guarantor and Series A Investor send a written notice to the Investor, the Guarantor and the Series A Investor are entitled to terminate this Agreement after notifying the defaulting party in writing; and

(v)	This Agreement may be terminated by the unanimous written consent of all parties.

9.	Confidentiality

Without prior written approval of the Investor, any party of this Agreement or its affiliate shall not, in any way, use or mention “JD”, “京东”, “Jingdong”, “京东物流”, “JD Logistics”, “ ”, “ ”, or other trademarks used by the Investor and its affiliates, as well as names, trade names, trademarks or identifiers similar to the above-mentioned names, trade names, trademarks or identifiers.

10.	Taxes and Expenses

Unless otherwise agreed herein, the Parties shall bear its own taxes and expenses incurred by the performance and completion of the transactions described in this Agreement.

11.	Applicable Law and Dispute Resolution

The conclusion, validity, interpretation and performance of this Agreement, as well as any dispute arising hereunder shall all be governed by the laws of the People’s Republic of China. In the event of any dispute, controversy, contradiction or claim arising out of or in connection with this Agreement, including the existence, validity, interpretation, performance, breach or termination hereof or any dispute regarding non-contractual obligations arising out of or in connection with this Agreement (“Dispute”), the Parties concerned shall attempt in the first instance to resolve such Dispute through amicable negotiation. Should negotiation fails, either Party shall have the right to submit such Dispute to Shanghai Arbitration Commission (“Shanghai Arbitration Commission”) for arbitration in accordance with the arbitration rules in force at the time of applying for arbitration. The language of arbitration shall be Chinese. The arbitration shall take place in Shanghai. The arbitration award shall be final and binding on the Parties, and the Parties agree to be bound thereby and to act accordingly. The costs of arbitration and enforcement of the arbitration award (including witness fees and reasonable attorney fees) shall be borne by the losing party, unless otherwise agreed in the arbitration award. When a dispute occurs and such dispute has been submitted to arbitration, the Parties shall continue to exercise and perform its remaining rights and obligations under this Agreement except for the matters in dispute.

12.	Miscellaneous Provisions

(1)	Transfer

Without the prior written consent of the other Parties, any party shall never transfer any of its rights or obligations under this Agreement prior to the delivery. If any shareholder of the Company transfers its equity in the target company after the delivery in accordance with the Shareholders’ Agreement, any rights or obligations under the transaction documents related to the transferred equity of the target company shall be transferred together.

(2)	Waiver

A waiver by any Party of any of its rights, powers or remedies under this Agreement shall only be effective with related written documents signed by such Party. Any party’s failure to exercise or its delay in exercising any right, power or remedy under this Agreement shall never be deemed as a waiver, and any single or partial exercise of such right, power or remedy shall not prevent the further exercise of such right, power or remedy or the exercise of any other right, power or remedy.

(3)	Entire Agreement

This Agreement constitutes the entire agreement between the parties on the matters described in this Agreement and supersedes any previous letter of intent, agreement, statement, commitment or understanding reached by the parties on such matters. In the event of any conflict or inconsistency between such letter of intent, agreement, statement, commitment or understanding and this Agreement, this Agreement shall prevail.

(4)	Severability

If any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable in any respect under applicable law, the validity, legality and enforceability of the other provisions of this Agreement shall not be affected or prejudiced in any respect. The Parties shall, through consultation in good faith, strive to replace those invalid, illegal or unenforceable provisions with valid, legal and enforceable ones, and the economic effect of such valid, legal and enforceable provisions shall be as similar as possible to that of those invalid, illegal or unenforceable provisions. The non-enforceability of this Agreement against one party shall not affect its enforceability against other Parties.

(5)	Amendment

Any amendment to this Agreement may be effective only upon a written agreement signed by the Parties.

(6)	Text

This Agreement may be executed in several copies; the executed copies shall include those sent by paper, fax, or electronic means, each of which shall be deemed as an original, but all the executed copies shall be deemed to be a complete document.

(7)	Further Assurance

Upon reasonable request by any party, without further consideration, each other party shall execute and deliver such additional instruments and take such further legal actions as may be necessary or required to complete and effect the transactions envisaged in this Agreement in the most expeditious manner possible. Each party shall promptly consult with the other Parties and provide any necessary information and materials with respect to all documents submitted by such party to any government department in connection with this Agreement and the transactions envisaged in this Agreement. Specifically (but not limited to) each party shall use its reasonable best efforts and cooperate with each other to obtain all consents required to implement the transactions envisaged in this Agreement.

(8)	Joint and Several Liability

Unless otherwise specified in this Agreement, each Guarantor shall be jointly and severally liable for its respective representations, warranties, commitments, obligations, compensations, indemnifications and other liabilities under this Agreement. If a matter under this Agreement requires the Group Company to perform or assist in the performance before delivery, each Guarantor agrees to jointly and severally cause the Group Company to perform or assist in the performance of such the matter.

(9)	No Third Party Beneficiaries

Except otherwise stipulated in this Agreement and the Investor Indemnified Party, this Agreement shall be binding only on and entered into only for the benefit of the parties to this Agreement and their respective successors and licensed transferees.

(10)	Government Format Text

Where the Parties need to sign a simplified version of the agreement for this transaction for government approval or similar purposes, this Agreement shall take precedence over the simplified version of the agreement, and such the simplified version of the agreement shall only be used for the above-mentioned government approval or similar purposes, but not to establish and prove the rights and obligations of the relevant parties on the matters stipulated in such the agreement.